

November 7, 2011

Via E-mail
Gary A. Schwartz, Esq.
Executive Vice President and General Counsel
Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005

> **Re:** **Transatlantic Holdings, Inc.**
> **Amendment No. 17 to Schedule 14D-9**
> **Filed on November 4, 2011**
> **File No. 005-41434**
> **Form 8-K**
> **Filed on November 4, 2011**
> **File No. 001-10545**

Dear Mr. Schwartz:

We have reviewed your filings and have the following comments.

Schedule 14D-9

The Revised Exchange Offer Does Not Offer Compelling Value…., page 7

1. Please revise to disclose how Validus' claims that your reserves need to be increased by $500 million has been reflected in the proposed consideration and effectively reduces the value offered to Transatlantic stockholders by that amount.

2. Please revise to disclose how Validus' assumptions regarding your reserves are flawed, and recharacterize this as your belief. Please also tell us, with a view towards revised disclosure, whether you have received any third-party reserve reports in 2011 and whether any such reports confirmed that your reserves are adequate.

3. In the final bullet point in this section, you have compared an unaffected Allied World stock price as of June 10, 2011 with an affected Validus stock price as of November 3, 2011. Please revise to include a more direct comparison, or advise as to why you believe the current comparison is meaningful.

4.   We note your use of basic book value in this section and throughout your filing. We understand that diluted book value is a more common measure in your industry, and note that you have used that measure in prior filings. Please advise, with a view towards revised disclosure, what consideration you gave to employing diluted book value.

5.   Please tell us whether your calculation of basic book value on page 8 includes an adjustment for the $115 million termination fee payable to Allied World. If not, please advise why you believe this should not be included in your calculation.

Higher Catastrophe Exposure Limits Flexibility and Capital Return, page 7

6.   Please provide support for your assertion that the combined company will have a limited amount of excess capital.

7.   Please advise why Transatlantic's PML as a percentage of common equity is based only on Florida-Wind, while calculations for Validus are based on U.S.-Wind.

Other Considerations, page 8

8.   Please support your assertion that there is a questionable ability to fully realize potential synergies and plans to return capital following a business combination with Validus.

Form 8-K

Exhibit 99.2, Investor Presentation dated November 4, 2011

General

9.   Please provide support for the following assertions:

- Validus does not have adequate resources to pay what you are worth (page 5); and
- Transatlantic book value per share is $71.27 (page 18).

10.   Please advise why you appear to be using a different peer group in this presentation than in prior presentations.

Components of Validus Insufficient Valuation, page 9

11.   Please clarify that the $2.00 cash consideration is money which you plan to distribute over the next two months only to certain selling Transatlantic stockholders.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Eduardo Gallardo, Esq.
Gibson, Dunn & Crutcher LLP